                                                                  EXHIBIT 3.1(b)


                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                STEREOTAXIS, INC.

         Stereotaxis, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

         First: That the pricing committee of the board of directors of said corporation, acting under proper authority granted by the board of directors of said corporation, duly adopted resolutions setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting such amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

                  FURTHER RESOLVED, that Article IV of the Corporation's Restated Certificate of Incorporation be amended by adding a new
         Section 3 in substantially the following form, with such modifications thereto as the executing officer shall deem appropriate and necessary to reflect the same:

                  "3. Effective upon the filing of this Amendment (the "Effective Time"), the issued and outstanding shares of Common Stock of the Corporation will be combined in a ratio of one for 3.6, with the result that each 3.6 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof be reclassified and combined into one share of Common Stock, par value $.001 (the "Reverse Split"). All shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the Reverse Split, and each fractional share resulting from such aggregation shall be rounded down to the nearest whole share. The aggregate number of authorized shares of Common Stock, and the par value of the Common Stock, shall not be affected by the Reverse Split.

                           At the Effective Time of the Reverse Split, the Conversion Price in effect for each series of the Series Preferred immediately prior to such combination or consolidation shall be, concurrently with the effectiveness of the Reverse Split, proportionately increased in accordance with Section 4(g) of Article V of this Amended and Restated Certificate of Incorporation, with the result that each 3.6 shares of any series of Series Preferred shall be convertible into one fully paid and non-assessable share of Common Stock."

         Second: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of section 228 of the General Corporation Law of the State of Delaware, and said written consent was filed with the corporation.

         Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of Title 8 of the Delaware Code of 1953, as amended.

         IN WITNESS WHEREOF, Stereotaxis, Inc. has caused this certificate to be signed by Bevil J. Hogg, its Chief Executive Officer, this _____ day of __________, 2004.



                                        ----------------------------------------
                                        Bevil J. Hogg, Chief Executive Officer